Exhibit 99.3

Certain information in this document, marked by brackets, has been omitted pursuant to Item 601(a)(6), Item 601(b)(2)(ii) or
Item 601(b)(10)(iv), as applicable, of Regulation S-K under the Securities Act of 1933, as amended, because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed or includes information the disclosure of which would constitute a clearly unwarranted invasion of personal privacy.

2657408 ONTARIO INC.

As agent and nominee for Lenders from time to time

collectively as the “Lender”

and

ZENABIS INVESTMENTS LTD.

as the Corporation

a n d

Zenabis Real Estate Holdings Ltd., Zenabis IP Holdings Ltd.,

Zenabis Retail Holdings Ltd., Zenabis Operations Ltd., Zenabis Annacis Ltd.,

Zenabis Atholville Ltd., Zenabis Stellarton Ltd., Zenabis Housing Ltd.,

Zenabis Ltd., Vida Cannabis (Canada) Ltd., Zenabis Hemp Company Ltd.,

Zenabis Ventures Inc., Zen Craft Grow Ltd. and Zenabis Global Inc.

as Guarantors

AMENDED AND RESTATED DEBENTURE

(Fifth Amendment)

June 18, 2020

TABLE OF CONTENTS

ARTICLE 1 PRINCIPAL, INTEREST, PAYMENT, COMMITMENT FEE		3
1.1	Principal Amount and Advance	3
1.2	Interest and Standby Charge	4
1.3	Prepayment	4
1.4	Royalty	4
1.5	Repayments	6
1.6	Fees	8
1.7	Direction	8
1.8	Condition Precedent	8

ARTICLE 2 INTERPRETATION		9
2.1	Defined Terms	9
2.2	Interpretation	10
2.3	Governing Law	18

ARTICLE 3 SECURITY		18
3.1	Security	18
3.2	Exceptions as to Leases	18
3.3	Exception as to Contractual Rights	19
3.4	Intellectual Property	19
3.5	Charge Valid Irrespective of Advance of Money	19
3.6	Continuing Security	20
3.7	Defeasance and Discharge	20

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE CORPORATION AND THE GUARANTORS		20
4.1	Representations and Warranties	20
4.2	Survival of Representations and Warranties	24

ARTICLE 5 BOARD RIGHTS		24
5.1	Board Observer	24

ARTICLE 6 COVENANTS		25
6.1	General Covenants	25
6.2	Negative Covenants	30
6.3	Financial Covenants	32
6.4	Non-Compete	33

ARTICLE 7 EVENTS OF DEFAULT AND REMEDIES		33
7.1	Events of Default	33
7.2	Consequences of an Event of Default	35
7.3	Enforcement	35
7.4	Disposition	37
7.5	Powers of Receiver	38

7.6	Application of Amounts	38
7.7	Care and Custody of Secured Property	38
7.8	Dealing with the Secured Property	39
7.9	Standards of Sale	39

ARTICLE 8 GENERAL		39
8.1	Waiver	39
8.2	Other Security	40
8.3	No Merger or Novation	40
8.4	Power of Attorney	40
8.5	Licence	40
8.6	Environmental Indemnity	40
8.7	Holder May Remedy Default	41
8.8	Notices	41
8.9	Invalidity of any Provisions	42
8.10	Indemnification	42
8.11	Successors, Assigns and Participation, etc.	43
8.12	Expenses	43
8.13	Amendments	43
8.14	Counterparts	43
8.15	Paramountcy	43

AMENDED AND RESTATED DEBENTURE

(Fifth Amendment)

Principal Amount: $60,750,000	Revised Issue Date: June 18, 2020

This Amended and Restated Debenture amends and restates, without novation, the Debenture issued by Sun Pharm Investments Ltd. (now Zenabis Investments Ltd.) dated October 17, 2018 in the principal amount of $25,000,000, as amended July 5, 2019 and as supplemented by accession agreements executed by Zenabis Ventures Inc. and Zen Craft Grow Ltd. respectively and as amended by the Second Amendment dated August 2019 increasing the principal amount to $50,000,000 and as amended by the Third Amendment dated March 20, 2020 which increased the principal amount to $57,000,000 on a $7,000,000 bridge loan basis plus the capitalized amendment fee of $3,750,000 for a principal amount of $60,750,000 and as amended by the Fourth Amendment dated April 22, 2020. The extension and amendment of this Debenture is entered into recognizing that events of default have occurred under the predecessor Debenture agreements.

ARTICLE 1

PRINCIPAL, INTEREST, PAYMENT, COMMITMENT FEE

1.1	Principal Amount and Advance

(a)

For value received, ZENABIS INVESTMENTS LTD. (the “Corporation”) having its head office at 3100 — 666 Burrard Street, Vancouver, BC V6C 2X8, shall pay to the order of 2657408 ONTARIO INC., as agent and nominee for the lenders who from time to time advance funds drawn pursuant to this Debenture (as agreed and allocated among them as they shall agree from time to time) (collectively the “Lender”) the amount of SIXTY MILLION SEVEN HUNDRED AND FIFTY THOUSAND DOLLARS ($60,750,000) (the “Commitment”), or the aggregate principal amount drawn and outstanding from time to time pursuant to this Debenture, plus all accrued interest thereon in accordance with this Debenture on the Maturity Date, or such earlier date as the Obligations shall become due and payable hereunder, at the office of the Lender at 25 Sheppard Avenue West, Suite 1800, Toronto, ON M2N 6S6 or such other place as the Lender may designate.

(b)

The Commitment is available for Advance in three tranches, the first tranche is fully drawn and advanced in the amount of $25,000,000 (“tranche 1”) and the second tranche is fully drawn and advanced in the amount of $25,000,000 (“tranche 2”) and the third tranche is fully drawn and advanced in the amount of $7,000,000 (“tranche 3”), together with a capitalized amendment fee in the amount of $3,750,000 for an aggregate advance of $60,750,000.

1.2	Interest

(a)	From the date hereof, interest on the loan will be 14% per annum calculated and compounded monthly in arrears and payable on the first day of each month during which any Obligations are outstanding.

(b)

Interest on principal outstanding and unpaid from and after the Maturity Date or Maturity Date – Tranche 3, as applicable, will be 19% per annum, otherwise calculated and payable as set out in Section 1.2(a), and provided the charge and payment of such interest does not affect the rights or remedies of the Lender whatsoever.

1.3	Prepayment

(a)

Tranche 1 and Tranche 2: In the event any principal amount of tranche 1 or tranche 2 is paid to the Lender prior to the Maturity Date, then the Corporation will pay the Lender (or its nominee) any amount required so that the Lender will have received, as interest on tranche 1 and tranche 2, not less than 12 months of interest and fees from the date hereof.

(b)

Tranche 3: In the event any principal amount of tranche 3 is repaid to the Lender, whether voluntary or involuntary, prior to the Maturity Date, then the Corporation will pay the Lender (or its nominee) any amount required so that the Lender will have received, as interest on tranche 3, not less than 4 months of interest.

(c)

All repayment of principal amounts as to tranche 1 and tranche 2 paid to the Lender prior to the Maturity Date shall be and shall be deemed to be applied on a pro rata basis to each of tranche 1 and tranche 2.

(d)	All repayment of principal amounts as to tranche 3 paid to the Lender prior to the Maturity Date – Tranche 3 shall be and shall be deemed to be applied on tranche 3.

(e)	All prepaid amounts will be applied in the following order against: (1) legal fees; (2) interest; and (3) the Principal.

(f)	Any prepayment or repayment is without effect on the Warrants and Royalty rights granted pursuant to this Debenture.

1.4	Royalty

(a)

Royalty rights (the “Royalty”) are hereby granted to the Lender granted based on a declining royalty factor (initially set at 3.5%) applied to Net Cannabis Revenue (as defined hereafter), calculated and payable fiscal quarterly in arrears for a term of 8 years commencing on July 1, 2020, as may be extended by the terms of this section (the “Royalty Term”).

(b)	The Royalty will be calculated and paid within 30 days of the end of each fiscal quarter of the Corporation where the Net Cannabis Revenue exceeds $20,000,000 (the “Minimum Quarterly Revenue”);

(c)	A Royalty free period will be provided from the date hereof and ending on June 30, 2020, with the first payment of the Royalty to be calculated for the fiscal quarter commencing July 1, 2020;

(d)

Payments of the Royalty shall be calculated as a percentage of Net Cannabis Revenue in each fiscal quarter that payment is required to be paid based on: (i) 3.50% of the Net Cannabis Revenue in excess of the Minimum Quarterly Revenue where the Net Cannabis Revenue does not exceed $25,000,000; (ii) 3.00% of Net Cannabis Revenue in excess of the Minimum Quarterly Revenue where the Net Cannabis Revenue exceeds $25,000,000 but does not exceed $30,000,000; (iii) 2.50% of the Net Cannabis Revenue in excess of the Minimum Quarterly Revenue where the Net Cannabis Revenue exceeds $30,000,000 but does not exceed $37,500,000 and (iv) 2.00% of Net Cannabis Revenue in excess of the Minimum Quarterly Revenue where the Net Cannabis Revenue exceeds $37,500,000.

(e)

In the event that the Corporation has repaid to the Lender both: (i) the principal amount of tranche 3, together with all accrued interest (and fees payable) on tranche 3; and (ii) 50% of the principal amount of tranche 1 and tranche 2 (collectively, the “Trigger Payment”), on or before October 15, 2020 (the “Trigger Deadline”), then the Royalty will remain payable on Net Cannabis Revenue in excess of the Minimum Quarterly Revenue as described in Section 1.4(d) for the duration of the Royalty Term.

(f)

In the event that the Corporation has not made the Trigger Payment on or before the Trigger Deadline, then the Royalty shall be amended (the Royalty so amended, the “Amended Royalty”) such that it will be calculated and paid on all Net Cannabis Revenue as described in Section 1.4(g) for the duration of the Royalty Term. For greater certainty, the Amended Royalty will be paid by the Corporation to the Lender in the same manner as the Royalty as described in Section 1.4(b).

(g)

Payments of the Amended Royalty shall be calculated as a percentage of Net Cannabis Revenue in each fiscal quarter that payment is required to be paid based on: (i) 3.50% of the Net Cannabis Revenue where the Net Cannabis Revenue does not exceed $25,000,000; (ii) 3.00% of Net Cannabis Revenue where the Net Cannabis Revenue exceeds $25,000,000 but does not exceed $30,000,000; (iii) 2.50% of the Net Cannabis Revenue where the Net Cannabis Revenue exceeds $30,000,000 but does not exceed $37,500,000 and (iv) 2.00% of Net Cannabis Revenue where the Net Cannabis Revenue exceeds $37,500,000.

(h)

During the Royalty Term the Corporation is required to maintain minimum Debt Service Ratio of 1.2:1, with Debt Service Ratio being calculated inclusive of principal amortization payments, Interest and the Royalty or Amended Royalty, as applicable;

(i)

If the Corporation does not achieve the Minimum Quarterly Revenue and Debt Service Ratio requirement in any fiscal quarter, the Royalty or Amended Royalty, as applicable, shall not be payable as to that quarter, however, the Royalty Term will be extended by a fiscal quarter for each fiscal quarter of such deferred payment of the Royalty or Amended Royalty, as applicable.

(j)

Buy-out of the Royalty or Amended Royalty, as applicable, will be available after the earlier of: (i) repayment in full of the Loan; or, (ii) the Parent’s common shares trading above $1.00 for a continuous period of 30 days.The Corporation shall be entitled to buyout and terminate the Royalty or Amended Royalty, as applicable, on payment to the Lender of an amount equal to: (i) any unpaid Royalty or Amended Royalty, as applicable, in respect of its most recent fiscal quarter and (ii) the sum of the Royalty or Amended Royalty, as applicable, amount payable in respect of all subsequent fiscal quarters remaining during the Royalty Term, with the Royalty or Amended Royalty, as applicable, payable for each such subsequent fiscal quarter being calculated assuming the Corporation will meet the minimum Debt Service Ratio and Net Cannabis Revenue will be equal to the Net Cannabis Revenue for the Corporation’s most recently completed fiscal quarter.

For clarity, “Net Cannabis Revenue” is defined as all medical, recreational and wholesale cannabis revenue of the Corporation (excluding any wholesale revenue associated with the existing in place prepaid agreements with Tilray and/or Starseed) net of value added or sales taxes.

Any unpaid amount payable under the Royalty or Amended Royalty, as applicable, will become fully due and payable June 30, 2028 subject to any extension of the Royalty Term pursuant to the terms of this Debenture in which case such payment shall be made on such extended date (the “Royalty Maturity Date”) .

1.5	Repayments

(a)

The Corporation will repay any then outstanding balance on the Maturity Date or the Maturity Date - Tranche 3 as applicable, by the Corporation paying the principal amount (or the balance thereof) together with any accrued and unpaid interest and expenses of the Lender of this Debenture to the Lender by certified cheque, bank draft or wire transfer in immediately available funds.

(b)

Principal on tranche 1 and tranche 2 will be repaid on the basis of straight-line amortization over 36 months beginning April 1, 2022. In addition, commencing the 1st day of April, 2020, and continuing on the 1st day of every month to and including March 1, 2022, a repayment shall be made to the Lender equal to the lesser of:

(1)	60% of the Corporation’s prior month positive Free Cash Flow, or

(2)	(i) Prior to December 31, 2020, such amount that would reduce the Corporation’s combined cash balance to $4,000,000; and

(ii) From January 1, 2021, such amount that would reduce the Corporation’s combined cash balance to $2,500,000.

(c)	All repayment of principal amounts paid to the Lender as to tranche 1 and tranche 2 shall be applied on a pro rata basis to each of tranche 1 and tranche 2.

(d)	All repayment of principal amounts as to tranche 3 paid to the Lender on or after the Maturity Date – Tranche 3 shall be and shall be deemed to be applied on tranche 3.

(e)	Any payment not designated to tranche 3 will be applied to tranche 1 and tranche 2 pro rata.

(f)

In the event of the sale of the Delta, B.C. production facility, the proceeds will be directed and paid to repayment of tranche 3 regardless of the time of completion and available funds as to the Maturity Date – Tranche 3, as a prepayment of tranche 3.

(g)

The Parent will contribute and the Corporation shall apply the proceeds from the Parent’s Equity Financing, as defined below, in the following order by way of irrevocable directon from each of the Parent and the Corporation to AltaCorp Capital Inc. in form and substance satisfactory to the Lender, acting reasonably:

(i)

First, to pay any fees or expenses of the Parent or Corporation incurred in connection with the Parent’s Equity Financing, inclusive of all outstanding costs and expenses of the Lender, provided a detailed estimate of such fees and expenses is provided to the Lender prior to payment thereof;

(ii)

Second, to prepay the amount owing by the Parent or the Corporation to any of the Parent’s or the Corporation’s senior or subordinate lenders or trade vendors who contribute capital to the Parent’s Equity Financing based upon their debt positions to the Parent’s Equity Financing, with such prepayments to each lender or trade vendor limited to the lesser of (A) the amount invested by such lenders or trade vendors in the Parent’s Equity Financing and (B) the amount owing to such lenders or trade vendors, provided the foregoing does not limit the amount invested in the Parent’s Equity Financing by such lenders or trade vendors in excess of the amounts owing to such lenders or trade vendors by the Parent or the Corporation;

(iii)	Third, to pay the renewal fee on the remaining balance of tranche 3 after giving effect to Section 1.5(g)(v) below,

(iv)	Fourth, to the operating account of the Corporation until such account has $6,000,000;

(v)	Fifth, until tranche 3 is repaid in full, to prepay debt by an amount calculated as follows:

(A)	75% to tranche 3;

(B)	25% to the Corporation’s vendor accounts payable balances, as agreed between the Corporation and the Lender; and

(vi)	Sixth, to prepay tranche 1 and tranche 2 pro-rata.

1.6	Fees

(a)	Tranche 1 and Tranche 2: In respect of the recent extension of tranche 1, tranche 2 and tranche 3, the Corporation has fully paid the commitment fee payable to the Lender (or its nominee).

(b)	Tranche 3: In respect of tranche 3, a renewal fee equal to 5% of the remaining balance, if any, of tranche 3 following the repayment of tranche 3 pursuant to Section 1.5(g)(v).

(c)

The Corporation will pay a monitoring fee to the Lender of $100,000 per month, plus taxes, on the last day of each month pursuant to the Monitoring Agreement until the Profitability Date. After the Profitability Date, the monitoring fee will be reduced to $25,000 per month. If, following the Profitability Date, the Corporation provides management-prepared financial statements to the Lender showing negative EBDA, the monitoring fee shall return to $100,000 for all ensuing months until an additional Profitability Date is again achieved at which point, for greater certainty, the monitoring fee will be again reduced to $25,000 per month.

(d)

The Corporation will pay, for additional monitoring and administration, a fee in the amount of 0.5% of the principal of the Loan outstanding, on the last day of any month in which a Default occurs, such payment to be without effect on the rights or remedies of the Lender whatsoever.

(e)

General: The Corporation will pay on receipt of invoice the legal and due diligence fees, costs and expenses of the Lender relating to all matters for the Loan not paid to date, including without limitation additional fees for legal counsel to the participating lender on tranche 2 and tranche 3.

1.7	Direction

The Lender hereby directs the Corporation to make all payments of fees, interest and repayments of principal related to tranche 2 and as related to 50% of tranche 3 and 50% of the monitoring fees described in Section 1.6 directly to NGBA-BC Holdings Ltd.

1.8	Condition Precedent

The obligations of the parties to pursuant to this Debenture shall be subject to the Parent’s completion of an equity financing by way of a prospectus supplement to the Parent’s final base shelf prospectus dated April 9, 2019, by not later than July 31, 2020 (the “Parent’s Equity Financing”). For greater certainty, in the event the Parent’s Equity Financing is not completed, the parties will continue to be subject to the terms of the Fourth Amendment dated April 22, 2020 and this Debenture shall be automatically terminated without any further act or formality by the Lender, the Corporation or the Guarantors. Upon the completion of the Parent’s Equity Financing and the proceeds contributed as detailed above, this Debenture shall, without any further act or formality by the Lender, the Corporation or the Guarantors, automatically come into force.

ARTICLE 2

INTERPRETATION

2.1	Defined Terms

As used herein the following terms shall have the following meanings:

(a)	“Advance” means an advance of the Loan by the Lender.

(b)

“Affiliate” means, in respect of any corporation, any Person which, directly or indirectly, controls or is controlled by or is under common control with the corporation; and for the purpose of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the power to direct, or cause to be directed, the management and policies of a corporation whether through the ownership of Voting Shares or by contract or otherwise.

(c)	“Amended Royalty” shall have the meaning ascribed to it in Section 1.4.

(d)

“Applicable Law” means, in respect of any Person, property, transaction or event, all applicable laws, statutes, rules, by-laws and regulations, and all applicable official directives, orders, judgments and decrees, of Governmental Bodies.

(e)	“Assignment of Insurance” means the collateral assignment of insurance provided by the Corporation and the Subsidiary Guarantors to the Lender as security for the Obligations.

(f)	“Board” means the board of directors of each of the Parent and the Corporation, as the context requires.

(g)	“Business Day” means any day other than Saturday, Sunday or a day on which chartered banks are closed for business in Toronto, Ontario or Vancouver, British Columbia.

(h)

“Capital Lease Obligations” means, as to any Person, the obligation of such Person to pay rent or other liquidated amounts under a lease of (or other agreement conveying the right to use) real or personal property, which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under generally accepted accounting principles and, for purposes of this Debenture, the amount of such obligations shall in each case be the capitalized amount thereof, determined in accordance with generally accepted accounting principles.

(i)

“Change of Control” means the Corporation ceasing to be wholly owned by the Parent, or the Subsidiary Guarantors ceasing to be, directly or indirectly, wholly owned by the Corporation (or by the Subsidiary Guarantors that assume the obligations under this Debenture as contemplated by this Debenture) or its successor.

(j)	“Commitment” shall have the meaning in section 1.1.

(k)

“Common Shares” means the common shares in the capital of the Corporation, or its successors, as such shares exist on the date hereof, and all shares of the Corporation into which such shares may be subdivided, consolidated, converted or changed.

(l)	“Contingent Liabilities” of any Person at any time means the amount of all indebtedness and liabilities, contingent or otherwise, of any other Person at such time:

(i)

guaranteed, directly or indirectly, in any manner by the Person including: (A) by procuring the issue of letters of credit or letters of guarantee or other similar instruments for the benefit of that other Person; (B) by endorsement of bills of exchange (otherwise than for collection or deposit in the ordinary course of business); or (C) by the other Person assigning debts of the Person (whether or not represented by an instrument) with recourse to the Person;

(ii)	in effect guaranteed, directly or indirectly, by the Person through an agreement, contingent or otherwise;

(iii)	to purchase such indebtedness or liabilities or to advance or supply funds for the payment or purchase of such indebtedness or liabilities;

(iv)

to purchase, sell or lease (as lessee or lessor) property, products, materials or supplies or to purchase or sell services in circumstances where it can reasonably be assumed that the purpose of such agreement was to provide funds to the other Person to enable the other Person to make payment of such indebtedness or liabilities or to provide goods or services to the other Person to enable it to satisfy other liabilities, regardless of the delivery or non-delivery of the property, products, materials or supplies or the provision or non-provision of the services, including take or pay or through put agreements; or

(v)

to make any loan, advance, capital contribution to or other investment in the other Person for the purpose of assuring a minimum equity, asset base, working capital or other balance sheet condition at any date or to provide funds for the payment of any liability, dividend or return of capital; or

(vi)

secured by any Encumbrance upon property owned by the Person, even though the Person has not assumed or become liable for the payment of such indebtedness or liabilities, provided that, if the Person has not agreed to such assumption, such indebtedness shall be deemed to be an amount equal to the lesser of (A) the amount of such indebtedness and liabilities and (B) the book value of such property.

(m)	“Corporation” shall have the meaning ascribed to such term in Section 1.1.

(n)	“Debenture” means this debenture together with the schedules and exhibits hereto, as they may be amended from time to time.

(o)

“Debt Service Ratio” means the resulting number from the equation: (EBITDA - capital expenditures) / (interest payments + principal payments + Royalty payments), with each such amount for the referenced applicable period.

(p)	“Default” means any event which, but for the lapse of time, giving of notice or both, would constitute an Event of Default.

(q)

“EBDA” means revenue (net of any value added and sales taxes) from all sources less variable production costs, fixed costs and interest costs. The calculation of EBDA will exclude any wholesale revenue, and associated costs, earned, or incurred, in relation to the existing prepaid agreements with Tilray and/or Starseed.

(r)

“EBITDA” means, with respect to the Corporation (on a consolidated basis), for any applicable period, an amount equal to earnings from operations before interest, income taxes, depreciation and amortization, calculated as follows:

(i)	net income of the Corporation for such period;

(A)	minus the sum of:

(1)	gain from extraordinary items for such period;

(2)

any aggregate net gain (but not any aggregate net loss) during such period arising from the sale, exchange or other disposition of capital assets by the Corporation (including any fixed assets, whether tangible or intangible, all inventory sold in conjunction with the disposition of fixed assets and all securities); and

(3)	any other non-cash gains which have been added in determining net income,

in each case to the extent included in the calculation of net income of the Corporation for such period in accordance with generally accepted accounting principles but without duplication,

(B)	plus the sum of:

(1)	any provision for income taxes;

(2)	interest expense;

(3)	loss from extraordinary items for such period; and

(4)	the amount of non-cash charges (including depreciation and amortization for such period),

in each case to the extent included in the calculation of net income of the Corporation for such period in accordance with generally accepted accounting principles, but without duplication.

(s)

“Encumbrance” means any mortgage, lien, pledge, assignment, charge, security interest, title retention agreement, hypothec, levy, execution, seizure, attachment, garnishment, right of distress or other encumbrance in respect of property of any nature or kind whatsoever howsoever arising (whether consensual, statutory or arising by operation of law or otherwise) and includes arrangements known as sale and lease-back, sale and buy-back and sale with option to buy-back.

(t)	“Event of Default” has the meaning ascribed to such term in Section 7.1.

(u)

“Environmental Laws” means all applicable federal, provincial, state, municipal or local laws, statutes, regulations or ordinances relating to the environment, occupational safety, health, product liability and transportation.

(v)

“Environmental Order” means any prosecution, order, decision, notice, direction, report, recommendation or request issued, rendered or made by any Governmental Body in connection with Environmental Laws.

(w)	“Free Cash Flow” means cash inflows from operating activities net of operating expenses and less capital expenditures.

(x)

“Funded Indebtedness” means, with respect to any Person at any particular time, the aggregate (without duplication) of the following amounts determined in accordance with generally accepted accounting principles at such time:

(i)

indebtedness for money borrowed and indebtedness represented by notes payable and drafts accepted representing extensions of credit (including, as regards any note or draft issued at a discount, the face amount of such note or draft) and including the face amount of bankers’ acceptances and letters of credit;

(ii)

all obligations (whether or not with respect to the borrowing of money) which are evidenced by bonds, debentures, notes or other similar instruments or not so evidenced but which would be considered to be indebtedness for borrowed money in accordance with generally accepted accounting principles;

(iii)	all indebtedness for borrowed money secured by an Encumbrance on any property of such Person;

(iv)	all indebtedness upon which interest charges are customarily paid;

(v)	Capital Lease Obligations and all other indebtedness issued or assumed as full or partial payment for property or services or by way of capital contribution;

(vi)	any Contingent Liability relating to an obligation of a type referred to in (i) to (v) above; and

(vii)

any of the foregoing amounts in respect of any Subsidiary of the Person whose accounts are not required under generally accepted accounting principles to be consolidated with the accounts of such Person, including the aggregate outstanding amount of the Obligations at such time; but for greater certainty, trade payables, expenses, costs and charges accrued in the ordinary course of business, customer advance payments and deposits received in the ordinary course of business shall not constitute Funded Indebtedness.

(y)	“General Security Agreements” means the agreement creating security over all personal property of the Corporation and the Subsidiary Guarantors.

(z)

“Governmental Body” means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or any other law, regulation or rule-making entity (including any central bank, fiscal or monetary authority or authority regulating banks), having or purporting to have jurisdiction on behalf of any applicable government, parliament or legislature or any Person exercising or entitled to exercise administrative, regulatory or taxing authority under the authority of any of the foregoing.

(aa)	“Guarantors” means all Subsidiaries of the Corporation, and the Parent.

(bb)

“Hazardous Substance” means any substance or combination of substances which is or may become hazardous, toxic, injurious or dangerous to persons, property, air, land, water, flora, fauna or wildlife, and includes but is not limited to any contaminants, pollutants, dangerous substances, liquid wastes, industrial wastes, hauled liquid wastes, toxic substances, hazardous wastes, hazardous materials or hazardous substances as defined in or pursuant to any Environmental Laws or Environmental Orders pursuant thereto.

(cc)

“Instruments” means this Debenture, the Security Documents, and any other agreements or instruments (whether now existing, presently arising or created in future) delivered by or on behalf of the Corporation or any Guarantor to the Lender in respect of this Debenture.

(dd)	“Lender” shall have the meaning ascribed to such term in Section 1.1.

(ee)	“Loan” means the drawn amount of the Commitment which constitutes a draw on the debt obligations described in this Debenture.

(ff)

“Material Adverse Effect” means a material adverse effect upon the business, assets, financial condition or prospects of the Corporation and the Guarantors, taken as a whole, or upon their ability to perform their obligations under any of the Instruments.

(gg)

“Material Authorization” means, with respect to any Person, any approval, permit, licence or similar authorization (including any trademark, trade name or patent) from, and any filing or registration with, any Governmental Body or other Person required by such Person to own its property and assets or to carry on its business as presently carried on by it or as contemplated hereunder to be carried on by it in each jurisdiction in which it does so or is contemplated to do so, where the failure to have such approval, permit, licence, authorization, filing or registration would have a Material Adverse Effect.

(hh)	“Maturity Date” shall mean March 31, 2025 for tranche 1 and tranche 2.

(ii)	“Maturity Date – Tranche 3” for tranche 3 shall mean December 31, 2020.

(jj)	“Mortgages” means the charges to be provided by the Subsidiary Guarantors to the Lender in relation to the real property of the Subsidiary Guarantors listed in Schedule A.

(kk)

“Obligations” means all obligations and liabilities now or at any time and from time to time hereafter owing or payable by the Corporation or any Guarantor to the Lender under or in connection with the Instruments.

(ll)	“Order” means any order, notice, direction, report, recommendation or decision rendered by any Governmental Body.

(mm)	“Parent” means Zenabis Global Inc.

(nn)	“Parent’s Equity Financing” shall have the meaning ascribed to it in Section 1.8.

(oo)	“Permitted Encumbrances” means, in respect of any Person:

(i)

encumbrances for taxes, assessments or governmental charges incurred in the ordinary course of business that are not yet due and payable or the validity of which is being actively and diligently contested in good faith by the relevant Person, provided adequate reserves with respect thereto are maintained on the books of the relevant Person in accordance with generally accepted accounting principles;

(ii)

construction, mechanics’, carriers’, warehousemen’s and materialmen’s liens and liens in respect of vacation pay, workers’ compensation, employment insurance or similar statutory obligations, provided the obligations secured by such liens are not yet due and payable or the validity of which is being actively and diligently contested in good faith by the relevant Person, provided adequate reserves with respect thereto are maintained on the books of the relevant Person, and, in the case of construction liens, which have not yet been filed or for which the relevant Person has not received written notice of an Encumbrance or which singly or in the aggregate do not materially detract from the value of the asset concerned or the Lender’s security;

(iii)

encumbrances arising from court or arbitral proceedings, provided that the claims secured thereby are being contested in good faith by the relevant Person, provided adequate reserves with respect thereto are maintained on the books of relevant Person in accordance with generally accepted accounting principles, execution thereon has been stayed and continues to be stayed and such Encumbrances do not result in an Event of Default;

(iv)

good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations;

(v)	deposits to secure statutory obligations or in connection with any matter giving rise to an Encumbrance described in (ii) above;

(vi)	deposits of cash or securities in connection with any appeal, review or contestation of any Encumbrance or any matter giving rise to an Encumbrance described in (i) or (iii) above;

(vii)

zoning restrictions, easements, rights of way, leases or other similar encumbrances or privileges in respect of real property which in the aggregate do not materially affect the value of such property and any related Security Document nor impair the use of such property by the relevant Person in the operation of its business, and which are not violated in any material respect by existing or proposed structures or land use;

(viii)	encumbrances in favour of the Lender pursuant to this Debenture;

(ix)

security given by the relevant Person to a public utility or any Governmental Body, when required by such utility or Governmental Body in connection with the operations of the relevant Person, in the ordinary course of its business, which singly or in the aggregate do not materially detract from the value of the asset concerned or materially impair its use in the operation of the business of the relevant Person;

(x)

the existing security in favour of Regional Development Corporation as to inter alia the property at Atholville NB, provided the priority of the same is capped at $2,000,000 (excluding any further re-advances) plus interest plus any protective disbursements;

(xi)

security in favour of Murans LP (or its general partner Murans GP Inc. in such capacity), 9870229 Canada Ltd., and/or Agentis Capital Partners (or any of its partners in such capacity), provided the same is subordinated to the Security Documents by a subordination agreement acceptable to the Lender;

(xii)	purchase money security interests securing obligations not in excess of $5 million in the aggregate at any time;

(xiii)	[intentionally deleted]; and

(xiv)	any other Encumbrance which the Lender approves in writing as a Permitted Encumbrance subsequent to the date hereof.

(pp)

“Person” means a natural person, partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or governmental entity, and pronouns have a similarly extended meaning.

(qq)	“Premises” means any premises owned or occupied by the Corporation or any Subsidiary Guarantor from time to time consisting initially of those listed on Schedule A.

(rr)	“Production” means, with respect to dried cannabis, when the product is harvested, measured in kilograms of dried flower and trim.

(ss)

“Profitability Date” means the first day of any month following the month when the Corporation has provided management-prepared financial statements to the Lender that show EBDA-positive results for three months in succession.

(tt)	“Rate” means the rate of interest described in Section 1.2.

(uu)

“Receiver” shall include one or more of a receiver, receiver—manager or receiver and manager of all or a portion of the undertaking, property and assets of the Corporation or any Subsidiary Guarantor appointed by the Lender pursuant to this Debenture, any of the Security Documents or by or under any judgment or order of a court.

(vv)	“Royalty” shall have the meaning ascribed to it in Section 1.4.

(ww)	“Secured Property” means all property and assets of the Corporation and the Subsidiary Guarantors subjected to the security interests and charges created by the Security Documents.

(xx)

“Security Documents” means, collectively, this Debenture, the General Security Agreements, Mortgages, the Assignment of Insurance and all other agreements and other instruments delivered to the Lender by or on behalf of the Corporation or any Subsidiary Guarantors (whether now existing or presently arising) for the purpose of establishing, perfecting, preserving or protecting any security interest held by the Lender in respect of any Obligations.

(yy)	“Starseed” means Starseed Medicinal Inc.

(zz)	“Subsidiary” means a corporation controlled by the Corporation, as the term “control” is defined in the Business Corporations Act (British Columbia).

(aaa)	“Subsidiary Guarantors” means all Guarantors that are Subsidiaries.

(bbb)	“Taxes” means all taxes of any kind or nature whatsoever imposed by any Governmental Body including, without limitation, income taxes, sales or value-

added taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, and withholdings imposed, levied, collected, withheld or assessed, together with penalties, fines, additions to tax and interest thereon.

(ccc)	“Tilray” means High Park Holdings Ltd.

(ddd)	“Trigger Deadline” shall have the meaning ascribed to it in Section 1.4.

(eee)	“Trigger Payment” shall have the meaning ascribed to it in Section 1.4.

(fff)	“Warrants” means the warrants issued by the Parent to be granted to the Lender by the terms of this Debenture.

2.2	Interpretation

(a)

“This Debenture”, “hereto”, “hereby”, “hereunder”, “herein”, and similar expressions refer to the whole of this Debenture and not to any particular Article, Section, paragraph, clause, subdivision or other portion hereof.

(b)	The expression “Arm’s Length” has the meaning ascribed to such term in the Income Tax Act (Canada).

(c)	All references herein to the Income Tax Act (Canada) shall refer to such act and the regulations thereunder as the same may be amended or replaced from time to time.

(d)

Except as expressly provided herein, terms which are defined in the Personal Property Security Act (British Columbia) shall have the same meaning where used herein as the same may be amended or replaced from time to time.

(e)	Words importing the singular number only include the plural and vice versa and words importing gender shall include all genders.

(f)

All financial or accounting determinations, reports and statements provided for in this Debenture shall be made or prepared in accordance with generally accepted accounting principles applied in a consistent manner.

(g)	The division of this Debenture into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Debenture.

(h)	The Schedules annexed hereto shall, for all purposes, form an integral part of this Debenture.

(i)	References to sums of money herein are to Canadian dollars.

(j)	Time is of the essence hereof.

(k)	Where the word “including” or “includes” is used in this Debenture, it means “including (or includes) without limitation”.

(l)

Wherever in this Debenture reference is made to generally accepted accounting principles, such reference shall be deemed to mean the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which a given calculation is made or required to be made in accordance with generally accepted accounting principles.

2.3	Governing Law

This Debenture shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 3

SECURITY

3.1	Security

(a)

Subject to Sections 3.2, 3.3 and 3.4, as general and continuing collateral security for the payment and satisfaction of its own Obligations, the Corporation and each Subsidiary Guarantor has granted pursuant to the Security Documents to the Lender a security interest in, and charges by way of a fixed and a floating charge, the whole of the undertaking of the Corporation or Subsidiary Guarantor (as the case may be) and all of its property and assets, real and personal, movable and immovable, tangible and intangible, of every nature and kind whatsoever, wheresoever situate, both now owned and hereafter acquired. The security under the Security Documents remains in full force and effect unamended, including therewith the guarantee of the guarantees given by the Subsidiary Guarantors, and extends to and includes the amended and restated terms of this Debenture including without limitation the advance of the tranche 2.

(b)

The Corporation and each Subsidiary Guarantor and the Lender hereby acknowledge that (i) value has been given to the Corporation by the Lender, (ii) the Corporation and/or the Subsidiary Guarantors have rights in the Secured Property (other than after—acquired property), including without limitation the right to grant the Lender a security interest in the Secured Property, and (iii) the Corporation and the Subsidiary Guarantors have not agreed to postpone the time of attachment of the security interest granted to the Lender hereunder.

3.2	Exceptions as to Leases

The last day of any term created by any lease, verbal or written, or any agreement therefor, now held or hereafter acquired by the Corporation or any Subsidiary Guarantor is excepted out of the Secured Property, but the Corporation or Subsidiary Guarantor, as the case may be, shall stand possessed of any such reversion remaining in the Corporation or Subsidiary Guarantor of any leasehold premises in trust for the Lender to assign and dispose thereof as the Lender may direct. Where the giving of a charge or security interest on any real or personal property held by the Corporation or a Subsidiary Guarantor under lease requires the consent of the lessor of such property, the giving of the charge or security interest hereunder on such property shall not take effect until such consent is obtained or legally dispensed with but the suspension of the effect of the charge or security interest on such property shall not affect the charge or security interest on any other property of the Corporation or Subsidiary Guarantor, as applicable.

3.3	Exception as to Contractual Rights

(a)

To the extent that the creation of a granted security interest would constitute a breach, or cause the acceleration, of any agreement, right, licence, or permit to which the Corporation or any Subsidiary Guarantor is a party, the security interest will not attach to such agreement, right, licence, or permit. However, such Corporation or Subsidiary Guarantor shall hold such contractual rights in trust for the Lender and shall assign that agreement, right, licence, or permit to the Lender immediately upon obtaining the consent of the other party.

(b)

The security interest granted will be provided on the basis that it will nonetheless immediately attach to any related rights if, to the extent that, and as at the time that attachment to the related rights is not illegal, is not unenforceable against the Lender or other third parties generally, and would not result in an ineligible transfer or a material loss or expense to the Corporation or any Subsidiary Guarantor. The Corporation and each Subsidiary Guarantor shall use reasonable efforts to obtain all required material approvals as soon as reasonably practicable, it is acknowledged that consent and approval as to Health Canada licences is required to be obtained in the event of a Default and notice of realization by the Lender and the Corporation will undertake and cooperate in steps at that time to obtain the required consents and hereby agrees at the time that the Lender is authorized to make application for the consent to assignment of the licences in its name or in the name of the licensee.

(c)

To the extent permitted by applicable Law, the Corporation and each Subsidiary Guarantor shall hold in trust for the Lender and, after a Default occurs, provide the Lender with the benefits of, each agreement, right, licence, or permit and enforce all related rights at the direction of and for the benefit of the Lender or at the direction of any other Person that the Lender may designate.

3.4	Intellectual Property

The Corporation and each Subsidiary Guarantor will grant a security interest in its intellectual property only as security. Before the security interest becomes enforceable, the Lender will not be or be deemed to be the owner of any of the intellectual property. Further, the Lender will not be deemed to have assumed, or be deemed to be liable for, any covenant, agreement, or other obligation of the Corporation or any Subsidiary Guarantor under any agreement, right, licence, or permit relating to the intellectual property to which the Corporation or any Subsidiary Guarantor is a party

3.5	Charge Valid Irrespective of Advance of Money

The charges and security interests hereby created shall have effect and be deemed to be effective whether or not the monies or obligations hereby secured or any part thereof shall be advanced or owing or in existence before or after or upon the date of this Debenture and neither the giving of this Debenture nor any advance of funds shall oblige the Lender to advance any funds or any additional funds.

3.6	Continuing Security

Any and all payments made at any time in respect of the Obligations and the proceeds realized from any Secured Property held therefor (including amounts realized from the enforcement of this Debenture) may be applied (and reapplied from time to time notwithstanding any previous application) to such part or parts of the Obligations as the Lender sees fit. The Lender may hold as additional security hereunder any increase or profits or other proceeds realized from the Secured Property (including money) for such period of time as the Lender sees fit. The Corporation and the Subsidiary Guarantors shall be accountable for any deficiency.

3.7	Defeasance and Discharge

Provided that if the Corporation, its successors or assigns or any of them, make or cause to be made due payment or performance of all Obligations in full and the Lender has no remaining commitments in respect of the Loan, then, subject to this Debenture, this Debenture and the other Instruments, excluding any share purchase warrants granted by the Corporation to the Lender (or its nominee), shall be absolutely null and void and the Lender shall on request therefor by the Corporation, and at the expense of the Corporation, at that time surrender this Debenture to the Corporation and discharge all of the Instruments, but until that time the same shall remain in full force and effect despite the repayment or satisfaction from time to time of the whole or any part of the Obligations. For clarity, any share purchase warrants granted by the Corporation to the Lender (or its nominee) shall continue in full force in effect.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE CORPORATION AND THE GUARANTORS

4.1	Representations and Warranties

The Corporation, Parent and each Subsidiary Guarantor represents and warrants to the Lender as follows:

(a)

Incorporation and Status. It is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the corporate power and capacity to own its properties and assets and to carry on its business as presently carried on by it or as contemplated hereunder to be carried on by it and holds all Material Authorizations.

(b)

Power and Capacity. It has the corporate power and capacity to enter into this Debenture and each Instrument to which it is a party and to do all acts and things as are required or contemplated hereunder or thereunder to be done, observed and performed by it.

(c)	Due Authorization. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Debenture and each Instrument to which it is a party.

(d)	No Unanimous Shareholder Agreement. There is no unanimous shareholder agreement which restricts, in whole or in part, the powers of its directors to manage or supervise its business and affairs.

(e)

No Contravention. The execution and delivery of this Debenture and the other Instruments to which it is a party and the performance by it of its obligations hereunder or thereunder (i) does not and will not contravene, breach or result in any default under its articles, bylaws, constating documents or other organizational documents, or under any material lease, agreement or other legally binding instrument, license, permit or Applicable Law to which it is a party or by which it or any of its properties or assets may be bound, (ii) will not oblige it to grant any Encumbrance to any Person other than the Lender and (iii) will not result in or permit the acceleration of the maturity of any indebtedness, liability or obligation of it under any material lease, agreement or other legally binding instrument of or affecting it.

(f)

No Consents Required. No authorization, consent or approval of, or filing with or notice to, any Person (including any Governmental Body) is required in connection with the execution, delivery or performance of this Debenture by it or any other Instrument by it, except for customary filings required in connection with the charges provided for herein, and except for, in the case of the Parent, any continuous disclosure filings required to be made by a reporting issuer pursuant to applicable securities laws.

(g)

Enforceability. Each of this Debenture and the other Instruments to which it is a party constitutes, or upon execution and delivery will constitute, a valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and other Applicable Laws of general application limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

(h)

Permits. With respect to the Corporation and each Subsidiary Guarantor, it has all licences, permits, approvals and franchises that it requires, or is required to have, to own its properties and assets and to carry on its business as presently conducted, except where the absence of same would not have a Material Adverse Effect. All such licences, permits, approvals and franchises are in good standing and no actions, proceedings, investigations or other steps of any kind are in process, pending or, to its knowledge, threatened or which might result in any such licence, permit, approval or franchise being terminated, revoked, withdrawn, suspended or otherwise made unavailable to the it for any period of time, except where would not have a Material Adverse Effect. It is conducting its business in compliance with all Applicable Laws, except where non-compliance would not have a Material Adverse Effect.

(i)

Financial Statements. The Lender has been furnished with a copy of the draft December 31, 2019 audited financial statements of the Corporation (the “Financial Statements”) and such have been prepared in accordance with generally accepted accounting principles and fairly, completely and accurately present the financial condition of the Corporation and the Subsidiary Guarantors (on a consolidated basis) and the financial information presented therein in all material respects for the period and as at the date thereof. The notes to such financial statements do not contain any misstatement of a material fact nor do they omit to state a material fact required to make any statement contained therein not untrue or misleading. It has no outstanding material liabilities (including Funded Indebtedness, Contingent Liabilities or otherwise) other than those disclosed in the Financial Statements, those expressly permitted herein, and those subsequently incurred in the ordinary course of business, which such obligations are currently in good standing in all material respects. Since the date of the Financial Statements, there has been no development which has had or will have a Material Adverse Effect.

(j)

Non-Arm’s Length Transactions. With respect to the Corporation and each Subsidiary Guarantor, except as set forth in the Financial Statements, it has no obligations to any Person not dealing at Arm’s Length with it, other than on commercially reasonable terms and within the limitations of the other provisions hereof.

(k)

No Litigation. There is no court, administrative, regulatory or similar proceeding (whether civil, quasi—criminal, or criminal), arbitration or other dispute settlement procedure, investigation or enquiry by any Governmental Body, or any similar matter or proceeding (collectively “proceedings”) against or involving it (whether in progress or, to its knowledge, threatened) which, if determined adversely to it, would have a Material Adverse Effect; no event has occurred which might give rise to any proceedings which would have a Material Adverse Effect, and there is no judgment decree, injunction, rule, award or order of any Governmental Body outstanding against it which has or may have a Material Adverse Effect.

(l)

No Default. It is not in default or breach under any material commitment or obligation (including obligations in relation to Funded Indebtedness) or under the terms and conditions relating to any Material Authorizations where such default or breach would give rise to a Material Adverse Effect, and there exists no state of facts which, after notice or the passage of time or both, would constitute such a default or breach; and there are no proceedings in progress, pending or, to its knowledge, threatened which may result in the revocation, cancellation suspension or any material adverse modification of any Material Authorization.

(m)	Taxes and Claims. It has:

(i)	delivered or caused to be delivered all required Tax returns to the appropriate Governmental Body;

(ii)	paid in full all Taxes (including Tax instalments) due and owing by it to the date hereof, except any which are Permitted Encumbrances; and

(iii)	withheld and collected in all material respects all Taxes required to be withheld and collected by them and remitted such Taxes when due to the appropriate Governmental Body,

and no material assessment, appeal or claim is, as far as it is aware, being asserted or processed with respect to such claim, Taxes or obligations.

(n)	Authorized and Issued Capital. Schedule 4.1(n) accurately describes, as of the date hereof, the authorized and issued share capital of the Parent.

(o)

Insurance. With respect to the Corporation and each Subsidiary Guarantor, it insures with good and responsible insurance companies all of its property and other assets of an insurable nature against fire and other casualties in the same manner and to the same extent as such insurance is carried by prudent corporations carrying on a similar business and owning similar property, and under all applicable worker’s compensation laws, in the same manner and to the same extent as such insurance is carried by prudent corporations carrying on a similar business and owning similar property.

(p)

Funded Indebtedness. With respect to the Corporation and each Subsidiary Guarantor, Schedule 4.1(p) sets forth a complete and accurate list of all of its Funded Indebtedness (on a consolidated basis) at the date hereof in relation to which it has issued security.

(q)

Solvency. It has not committed an act of bankruptcy, proposed a compromise or arrangement to its creditors’ generally, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding to have itself declared bankrupt or wound—up or taken any proceeding to have a Receiver appointed over it or any part of its assets.

(r)

Articles, By-Laws, Etc. True and complete copies of its articles of incorporation (including all amendments thereto) and by-laws and all other constating documents of it have been delivered to the Lender. There are outstanding no applications or filings which would alter in any way its constating documents or corporate status. The minute books of it contain all by-laws and resolutions of the directors and shareholders of it currently in effect and the corporate and other records of it have been maintained in all material respects in accordance with all Applicable Law.

(s)

Location of Business and Assets. With respect to the Corporation and each Subsidiary Guarantor, as of the date hereof the only locations at which it has any place of business or assets (other than inventory located elsewhere in the ordinary course of business) are as set forth in Schedule 4.1(s) including the status as to owned or leased.

(t)

Title. With respect to the Corporation and each Subsidiary Guarantor, subject only to the Permitted Encumbrances and the exception as to Intellectual Property set out in Schedule 4.1 (t), it has good and marketable title to all of its undertaking, property and assets, free and clear of any Encumbrances and no Person has any agreement or right to acquire their interest in any of such properties out of the ordinary course of business.

(u)

Offering Documents. Any offering documents prepared in respect of the Parent Equity Financing shall contain sufficient disclosure of the provisions of Section 1.5(g) to satisfy applicable securities laws and regulations.

4.2	Survival of Representations and Warranties

The Corporation, the Parent and each Subsidiary Guarantor covenants that the representations and warranties made by it in this ARTICLE 4 shall be true and correct on each day that this Debenture remains in force and effect, with the same effect as if such representations and warranties had been made and given on and as of such day, notwithstanding any investigation made at any time by or on behalf of the Lender or its counsel and notwithstanding any foreclosure or enforcement pursuant to any Security Documents; except that if any such representation and warranty is specifically given as of the date hereof or in respect of a particular date or particular period of time and relates only to such date or period of time, then such representation and warranty shall continue to be given as at such date or for such period of time.

ARTICLE 5

BOARD RIGHTS

5.1	Board Matters

For as long as this Debenture is outstanding, the Lender will be provided with an invitation to appoint two observers (or if so requested by the Lender up to eight) (each and collectively, the “Board Observer”) to the Board. The Board Observer shall be entitled to attend meetings of the Board, including in camera sessions thereof, and to receive all information provided to the members of the Board or its committees; provided, however that: (i) the Board Observer shall not be entitled to vote on any matter submitted to the Board nor to offer any motions or resolutions to the Board; (ii) the Corporation may withhold information or materials from the Board Observer and exclude such Board Observer from any portion of a meeting if (as determined by the Board in good faith on advice of outside counsel) access to such information or materials or attendance at such meeting (A) would adversely affect, in any respect, the attorney-client or work product privilege between the Corporation and its counsel; (B) are related to the rights and relationship of the Corporation with the Lender and/or the Lender’s Affiliates; or (C) would result in a material conflict of interest; and (iii) the Board Observer shall be subject to the same obligations as directors of the Board with respect to confidentiality, conflicts of interest and misappropriation of corporate opportunities. The Board Observer will be subject to the mandate appended as Schedule 5.1.

ARTICLE 6

COVENANTS

6.1	General Covenants

So long as this Debenture remains outstanding, the Corporation and each Subsidiary Guarantor covenants and agrees to:

(a)

To Use Proceeds. The Corporation has used the outstanding Advance of the Loan under this Debenture to pay as full and final repayment the indebtedness owing on the initial closing date on the first mortgage registered against 1668 Foster’s Way, Delta BC ($3,700,000), to pay the fees and expenses of the Lender due hereunder, and to expand the premises on the real estate listed in Schedule A, and, with respect to tranche 2, as to at least 50% ($12,500,000) on the expansion and conversion of the plants in Delta, B.C., Atholville, NB and Stellarton, NS, with the balance together with all of tranche 3 to be used for general corporate purposes, and for no other application or use. The Lender will monitor and has the right to ensure application to proper and usual course operational expenses. A breach of this requirement is specifically a Default under this Debenture.

(b)

To Pay Costs. It shall pay all costs, charges and expenses of or incurred by the Lender (a) in taking, recovering or keeping possession of any of the Secured Property or in any other proceedings taken in enforcing the remedies provided herein or otherwise in relation to this Debenture or the Secured Property, or by reason of non-payment of the Obligations, (b) the costs of any sale proceedings hereunder, and (c) the costs of any Receiver with respect to, and all expenditures made by the Lender or any Receiver in the course of, doing anything hereby permitted to be done by the Lender or such Receiver. All such costs and expenses and other amounts payable hereunder, together with interest at the rate applicable to any Obligations, shall be payable on demand and shall constitute a charge on the Secured Property. Without limiting the generality of the foregoing, such costs shall extend to and include any reasonable legal costs incurred by or on behalf of the Lender or the Receiver as between solicitor and his own client

(c)

To Pay Certain Debts. It shall punctually pay and discharge every obligation, the failure to pay or discharge of which might result in any Encumbrance or right of distress, forfeiture, termination or sale or any other remedy being enforced against the Secured Property and provide to the Lender when required by the Lender satisfactory evidence of such payment and discharge, but it may, on giving the Lender such security (if any) as the Lender may require, refrain from paying or discharging any obligation the liability for which is being contested in good faith.

(d)	To Comply with Obligations and Maintain Corporate Existence and Security.

It shall:

(i)

pay or cause to be paid all Obligations falling due hereunder on the dates and in the manner specified herein and comply with its obligations hereunder, under the Security Documents and the other Instruments to which it is a party;

(ii)	maintain its corporate existence;

(iii)	diligently preserve all its rights, licences, powers, privileges, franchises and goodwill, except where failure to do so would not have a Material Adverse Effect;

(iv)

observe and perform all of its obligations and comply with all conditions under leases, licences and other agreements to which it is a party or upon or under which any of the Secured Property is held, except where failure to do so would not have a Material Adverse Effect;

(v)	carry on and conduct its business in a proper and efficient manner so as to preserve and protect the Secured Property and income therefrom;

(vi)	keep proper books of account with correct entries of all transactions in relation to its business;

(vii)	observe and comply with in all material respects all valid requirements of Applicable Law and of any Governmental Body relative to the Secured Property or the carrying on by it of its business;

(viii)	repair and keep in repair and good order and condition in all material respects all property, including the Secured Property, the use of which is necessary in connection with its business;

(ix)	promptly notify the Lender in writing of any proposed change of name of it or of its chief place of business;

(x)

keep the Lender regularly informed in writing as to the location of the Secured Property (other than inventory located elsewhere in the ordinary course of business) and its books of account and other records;

(xi)

pay all Taxes levied, assessed or imposed upon it or its property as and when the same become due and payable save and except where it contests in good faith the validity thereof by proper legal proceedings and for which provision for payment adequate in the reasonable opinion of the Lender has been made;

(xii)

forthwith notify the Lender of any default (or event, condition or occurrence which with the giving of notice and/or the lapse of time would constitute a default) in connection with any indebtedness, Funded Indebtedness or Contingent Liability in an amount exceeding $500,000;

(xiii)

advise the Lender forthwith upon becoming aware of any Default or Event of Default hereunder with detailed particulars thereof and deliver to the Lender upon request a certificate in form and substance satisfactory to the

Lender signed by a senior officer certifying that no Default or Event of Default has occurred or, if such is not the case, specifying all Default or Events of Default and their nature and status;

(xiv)	endeavour to collect all accounts receivable in the ordinary course of business;

(xv)

promptly cure or cause to be cured any defects in the execution or delivery of any Instrument to which it is a party and any defects in the validity or enforceability of any security hereunder and at its expense duly execute and deliver or cause to be duly executed and delivered all documents as the Lender may consider necessary or desirable for such purposes;

(xvi)

at its cost and expense, upon the request of the Lender, duly execute and deliver, or cause to be duly executed and delivered, to the Lender such documents and do or cause to be done such acts as may be necessary or desirable in the reasonable opinion of the Lender to carry out the purposes of this Debenture;

(xvii)	effect such registrations as may be required by the Lender from time to time to protect the security interest granted hereunder; and

(xviii)

execute and deliver such security, documents, instruments or agreements following the date hereof as may be necessary or desirable in the reasonable opinion of the Lender to carry out the purposes of this Debenture.

(e)

To Insure. It shall keep the Secured Property insured in such amounts as the Lender may reasonably require against loss or damage by fire and such other risks as the Lender may from time to time specify, with insurers approved by the Lender. It shall, whenever from time to time requested by the Lender, provide the Lender satisfactory evidence of such insurance and any renewal thereof which shall at all times be subject to charging clauses in a form approved by the Lender, and shall cause the Lender to be shown as a loss payee under the policy or policies. Each policy of insurance shall be in form and substance acceptable to the Lender, acting reasonably, and shall not be subject to any co-insurance clause.

(f)	Deliver Information.

(i)

The Corporation shall deliver to the Lender and [***] within 120 days of the financial year end of the Parent, one copy of the annual audited financial statements for the Parent (on a consolidated basis, and which may report separately on the group’s cannabis segment and the group’s propagation segment), including the balance sheet and statements of income, retained earnings and changes in financial position, together with all supporting schedules.

(ii)	Such financial statements shall be accompanied by the report of the auditors of the Parent.

(iii)

The Corporation shall provide monthly financial statements of the Parent to the Lender within 30 days after the end of each month including the monthly and year to date financial statements which shall contain a comparison of budget to actual and management comments regarding any material variations from budget.

(iv)

The Corporation shall provide to the Lender and its representatives, agents and designees any other information concerning its financial position and business operations which the Lender or such representative, agents or designees may from time to time reasonably request.

(v)

The Corporation will provide each month a report in form acceptable to the Lender of the Production, sales, construction budget, capital expenditure, accounts payable and liquidity on a monthly and year to date basis on or before the 25th day of the next following month.

(vi)

The Corporation will provide a monthly compliance report in form acceptable to the Lender confirming compliance or providing details of non-compliance as to covenants including financial covenants, such to be providing on or before the 25th day of the next following month.

(vii)	The Corporation shall provide the Lender with such other reports as it provides any other lenders to the Corporation from time to time.

(viii)

On the first Business Day of each week, the Corporation shall provide the Lender with a weekly updated cash position, harvest figures, sales, production and inventory accounting for the immediately prior week and will hold a call to review the same each week.

(g)

Notice of Litigation and Damage. It shall promptly notify the Lender of (a) all claims or proceedings pending or, to its knowledge, threatened against it which may give rise to uninsured liability in excess of $500,000 or which would have a Material Adverse Effect, and (b) all damage to or loss or destruction of any property comprising part of the Secured Property which may give rise to an insurance claim in excess of $500,000; and will supply the Lender with all information reasonably requested in respect of any such claim.

(h)

Monitoring Services. The Corporation will comply with the monitoring terms contained in its monitoring services agreement with [***], and will provide and keep current a Canada Revenue Service form RC59, with due access in favour of [***] and the Lender.

(i)	New Guarantors. In the event the Corporation or any Subsidiary creates any new Subsidiary, the parent of such new Subsidiary shall forthwith cause it to be bound as a Subsidiary Guarantor hereunder.

(j)

Lender Review. The Lender will be granted full access to and cooperation from the Corporation’s finance department and CFO on an up to fulltime basis and supported to construct and maintain internal cash accounting forecasting and reports for the Lender, with full access to seek information from all departments as they deem necessary, but shall not provide any services whatsoever to the Corporation.

(k)

Asset Monetization. The Corporation will use commercially reasonable efforts to pursue divestures and/or sale leasebacks of real property of Zenabis Annacis Ltd. and the business of Bevo Agro Inc. with the terms to be subject to Lender approval, acting reasonably, and use of any of proceeds received from these sources to be approved by the Lender, in its sole discretion.

(l)

Regulatory Compliance. The Corporation will provide monthly confirmation to the Lender of its compliance with the representation in Section 4.1(h). The Corporation will provide to the Lender a copy of any notice received from a Governmental Body indicating or alleging that the Corporation is not in compliance with the representation in Section 4.1(h) within 72 hours of receipt by the Corporation.

(m)

Security Update. The Corporation will use commercially reasonable efforts to obtain conversion to equity or a standstill of all of the Corporation’s subordinate unsecured debt such that payments of principal and interest are deferred until the earlier of June 30, 2021 or the repayment of the Debenture.

(n)

Extension of the notes. The Corporation will use commercially reasonable efforts to, on or before April 30, 2020 (i) complete an extension beyond 12 months or conversion to equity of the Corporation’s subordinated convertible notes and the Corporation’s outstanding unsecured convertible notes, or (ii) cause the holders of the Corporation’s subordinated convertible notes and the Corporation’s unsecured convertible notes to enter into an agreement with the Lender wherein such holders shall agree to a standstill arrangement acceptable to the Lender with no cash interest payments until at least June 30, 2021; provided however, while tranche 3 is outstanding, and prior to any extension agreement of such subordinated convertible notes or such unsecured convertible notes, upon receipt of request from the Lender, Parent shall make conversion to equity offers to holders of such subordinated convertible notes or such unsecured convertible notes in a form provided by the Lender, acting reasonably, with any final conversion subject to regulatory approval and, if required by the Board, receipt of a fairness opinion.

(o)

Extension of the loans. The Corporation will use commercially reasonable efforts to, on or before April 30, 2020, negotiate and enter into a binding extension for a period of at least 12 months from current maturity or conversion to equity of the Corporation’s subordinated secured loans.

(p)	Amendment to prepaid supply agreements. The Corporation will use commercially reasonable efforts to, on or before May 15, 2020, enter into amendments satisfactory to the Lender to each existing prepaid supply agreement. Such amendements will include, but not be limited to a reduction in the monthly amounts of inventory required to be delivered under the prepaid supply agreements.

(q)	Transaction obligation. If, while tranche 3 is outstanding, Parent receives a proposal for either an acquisition or amalgamation that would either:

(i)	result in prepayment of the Loan; or

(ii)	that would result in the contribution of new capital or assets to the Corporation; then the Parent or Corporation will provide a copy of such proposal to the Lender and consult with the Lender as to whether the Lender’s preference is for the Parent or the Corporation, as applicable, to accept or reject such proposal.

(r)

Auditor review. The Parent will, within 10 business days of the Revised Issue Date, initiate a process to interview alternative auditors, presenting at least 3 competitive proposals before the Board for the purpose of determining whether a new auditor should be chosen.

(s)	Board member. The Parent will, within 10 business days of the Revised issue Date, request that the Board of the Parent elect Jim Shone as an independent director.

6.2	Negative Covenants

At all times, the Corporation hereby covenants and agrees that for so long as this Debenture is in force and any portion of the Obligations remains unpaid, unfulfilled and/or unsatisfied as follows, the Corporation and each Subsidiary Guarantor shall not and, solely with respect to (f) below, the Parent shall not, without the prior written consent of the Lender:

(a)	Encumber Property. Create, grant, assume or suffer to exist any Encumbrance upon any of its properties or assets other than Permitted Encumbrances.

(b)

Sell. Other than in connection with the proposed sale of the assets and licenses of Zenabis Annacis Ltd. (which sale may be completed with the consent of the Lender), remove, destroy, lease, transfer, assign, sell or otherwise dispose of (other than to another Subsidiary Guarantor) any of the Secured Property, except for sales in the ordinary course of business, sales of obsolete equipment, and sales of other assets not in excess of $1 million in the aggregate in any fiscal year.

(c)	Funded Indebtedness. Incur or become liable for any Funded Indebtedness, other than the following:

(i)	the Obligations;

(ii)	Funded Indebtedness in respect of Permitted Encumbrances contemplated in clauses (x), (xi), (xii) and (xiv) of the definition thereof;

(iii)	existing unsecured convertible notes of up to $11,914,000 in the aggregate;

(iv)

loans from the Parent, provided repayment of such loans is postponed pursuant to the guarantee being executed by the Parent in favour of the Lender on or about the date of this amendment and restatement; and

(v)	other Funded Indebtedness up to a maximum (in the aggregate) of $1 million.

(d)

Indebtedness. Incur or repay any material debts, liabilities or obligations (including Funded Indebtedness and Contingent Liabilities) whether direct or indirect, actual or contingent, other than those specifically permitted hereunder or under the Security Documents, except for normal trade debts, liabilities or obligations to Persons dealing at Arm’s Length with it arising in the ordinary course of business and specifically no payment may be made on any unsecured indebtedness or indebtedness subordinated to the Lender.

(e)

Sale of Shares in Subsidiary Guarantors. Sell, assign or otherwise transfer (other than to another Subsidiary Guarantor) any shares which it holds in the capital of any Subsidiary Guarantor, except as contemplated in Article 5.

(f)	Make Certain Changes. Without the written consent of the Lender:

(i)	change its financial year end;

(ii)	change its accountants or auditors;

(iii)	purchase, establish or acquire in any manner any new business undertaking;

(iv)	change the nature of its business as presently carried on;

(v)

amalgamate, consolidate or merge or enter into a partnership, joint venture (other than joint business arrangements with the third parties for the sale of goods in the ordinary course of business) or syndicate with any other Person;

(vi)	enter into any material transaction outside the ordinary course of business;

(vii)

acquire or invest in any securities (other than shares in any Subsidiary Guarantor), except marketable securities provided the aggregate acquisition cost of all marketable securities held at any time does not exceed $5 million (for the Corporation and all Subsidiary Guarantors);

(viii)	make any material loans or make any material investments in any other Person (other than the Corporation or another Subsidiary Guarantor) other than the giving of trade credit;

(ix)	engage in any material commercial transactions with Persons not dealing at Arm’s Length with it (other than the Corporation or another Subsidiary Guarantor);

(x)	engage in any sale-leaseback or similar transactions;

(xi)

remove any of the Secured Property or any of its books of account or other records from the jurisdiction where same are presently located, other than inventory removed in the ordinary course of business;

(xii)

make any changes to: (i) executive management; (ii) any budgets; (iii) subject to applicable securities laws, public announcement of matters material to the Corporation or the credit facility; and (iv) cash disbursements not in accordance with Schedule 6A or Schedule 6B, as applicable and (v) Board compensation; and

(xiii)

except pursuant to this Debenture, make or commit to any form of distribution or reduction of the profits or the Corporation or of its capital including any (i) declaration or payment of any dividend (including stock dividends) on any present or future shares; (ii) payment to purchase, redeem, retire or acquire any of its shares, or any option, warrant or other right to acquire any such shares, or apply or set apart any of its assets therefor; (iii) payment on account of loans made to its shareholders; or (iv) payment of any bonuses or management fees (other than bonuses or management fees paid in the ordinary course of business).

(g)

Prepaid Supply Agreements. Enter into or be party to any prepaid supply agreement other than (i) the prepaid supply agreement dated July 2, 2019, between High Park Holdings Ltd. and Zenabis Ltd. and (ii) the prepaid supply agreement dated July 17, 2019, between Starseed Medicinal Inc. and Zenabis Ltd., unless approved by the Lender.

6.3	Financial Covenants

So long as this Debenture remains outstanding, at all times the Corporation and each Subsidiary Guarantor covenants and agrees to:

(a)	Minimum Cash Balance. The Corporation shall maintain a minimum aggregate cash balance by the Corporation and the Subsidiary Guarantors of $1,500,000.

(b)

Minimum Monthly Production. The Corporation shall maintain a minimum monthly Production volume of dried cannabis flower and trim for the Corporation and the Subsidiary Guarantors commencing April 2020, a trailing 3-month production of 9000 kg (3000 kg per month average but no less than 2,500kg in any month).

(c)

Minimum Inventory. For the period, April 1, 2020 to September 30, 2020, the Corporation will not be required to maintain a minimum inventory balance. After October 1, 2020 the Corporation shall maintain a minimum inventory of dried cannabis flower of 2,000 kg.

(d)

Minimum Revenue. The Corporation shall maintain minimum revenue (excluding revenue attributable to prepaid supply agreements) in accordance with the Lender approved management forecasts appended as schedule 6.3 discounted at 10%, on a net revenue basis (excluding revenues from prepaid supply agreements) from October 2020 onward.

(e)

EBDA. The Corporation will achieve EBDA of at least break even by September 30, 2020, $250,000 or more per month from October 1, 2020 to November 30, 2020 and thereafter to the level of the Lender-approved management forecasts appended as schedule 6.3.

(f)	Legal Fees. The Corporation shall maintain a daily accounting of the legal fees incurred by the Corporation broken down by matter and send a copy of same to the Lender the next business day.

6.4	Non-Compete

Each of the Corporation, the Parent and the Subsidiary Guarantors agrees that it shall not, without the prior written consent of the Lender compete with the business carried on by the Corporation or the Subsidiary Guarantors except where the Lender has been granted a security interest acceptable to the Lender in such competitive business and except where the competitive business is carried on by a subsidiary of the Parent in respect of which the Parent does not, directly or indirectly, have the ability to elect or appoint a majority of the directors of such subsidiary).

ARTICLE 7

EVENTS OF DEFAULT AND REMEDIES

7.1	Events of Default

The occurrence of any of the following events shall constitute an Event of Default under this Debenture:

(a)	If default occurs in payment when due of any principal amount payable under this Debenture.

(b)

If default occurs in payment when due of any interest, fees or other amounts payable under this Debenture and remains unremedied for a period of three Business Days after the receipt by the Corporation of notice of such default.

(c)

If default occurs in payment or performance of any other Obligation (whether arising herein or otherwise) and remains unremedied for a period of 30 days after the receipt by the Corporation of notice of such default.

(d)

If default occurs in performance of any other covenant of the Corporation or any Guarantor in favour of the Lender under this Debenture and remains unremedied for a period of 30 days after the receipt by the Corporation of notice of such default.

(e)

If an event of default occurs in payment or performance of any obligation in favour of any Person from whom the Corporation or any Subsidiary Guarantor has borrowed in excess of $500,000 which would entitle the holder to accelerate repayment of the borrowed money, and such default is not remedied or waived in writing within 30 days of the occurrence of such default.

(f)

If the Corporation or any Guarantor commits an act of bankruptcy or becomes insolvent within the meaning of any bankruptcy or insolvency legislation applicable to it or a petition or other process for the bankruptcy of the Corporation or any Guarantor is filed or instituted and remains undismissed or unstayed for a period of 30 days or any of the relief sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or any substantial part of its property) shall occur.

(g)

If any act, matter or thing is done toward, or any action or proceeding is launched or taken to terminate the corporate existence of the Corporation, or any Guarantor, whether by winding-up, surrender of charter or otherwise.

(h)

If the Corporation or any Subsidiary Guarantor ceases to carry on its business or makes or proposes to make any sale of its assets in bulk or any sale of its assets out of the usual course of its business unless expressly permitted herein or otherwise by the Lender in writing.

(i)

If any proposal is made or any petition is filed by or against the Corporation or any Guarantor under any law having for its purpose the extension of time for payment, composition or compromise of the liabilities of such Corporation or any Guarantor or other reorganization or arrangement respecting its or any Guarantor’s liabilities or if the Corporation or any Guarantor gives notice of its intention to make or file any such proposal or petition including an application to any court to stay or suspend any proceedings of creditors pending the making or filing of any such proposal or petition.

(j)

If any receiver, administrator or manager of the property, assets or undertaking of the Corporation or any Guarantor or a substantial part thereof is appointed pursuant to the terms of any trust deed, trust indenture, debenture or similar instrument or by or under any judgment or order of any court.

(k)	If any balance sheet or other financial statement provided by the Corporation to the Lender pursuant to the provisions hereof is false or misleading in any material respect.

(l)	If any proceedings are taken to enforce any Encumbrance affecting any of the Secured Property or if a distress or any similar process be levied or enforced against any of the Secured Property.

(m)	If any judgment or order for the payment of money in excess of $500,000 shall be rendered against the Corporation or any Subsidiary Guarantor and either (i)

enforcement proceedings shall have been commenced by any creditor upon such judgment or order, or (ii) there shall be any period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

(n)	If any action is taken or power or right be exercised by any Governmental Body which would have a Material Adverse Effect.

(o)

If any representation or warranty made by the Corporation or any Guarantor herein or in any other Instrument to which it is a party or in any certificate, statement or report furnished in connection herewith is found to be false or incorrect in any way so as to make it materially misleading when made or when deemed to have been made.

(p)	If a Change of Control occurs with respect to the Corporation, without the Lender’s prior written consent.

(q)

If there shall occur or arise any change (or any condition, event or development involving a prospective change) in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding pending or threatened litigation or otherwise), capitalization, financial condition, licenses, permits, rights or privileges, whether contractual or otherwise, or prospects of the Corporation or any Guarantor which, in the judgment of the Lender, acting reasonably, would have a Material Adverse Effect.

7.2	Consequences of an Event of Default

Upon the occurrence of any Event of Default, at the option of the Lender, all Obligations and all monies secured hereby shall become forthwith due and payable, all of the rights and remedies hereby conferred in respect of the Secured Property shall become immediately enforceable and any and all additional and collateral security for payment of this Debenture shall become immediately enforceable.

7.3	Enforcement

(a)	Upon the happening of any Event of Default, the Lender may by instrument in writing declare that the security hereof has become enforceable and the Lender shall have the following rights and powers:

(i)	to enter into possession of all or any part of the Secured Property;

(ii)	to preserve and maintain the Secured Property and make such replacements thereof and additions thereto as it deems advisable;

(iii)	to collect any proceeds arising in respect of the Secured Property;

(iv)	to collect, realize upon or sell or otherwise deal with accounts;

(v)	to institute proceedings in any court of competent jurisdiction for the appointment of a Receiver of the Secured Property;

(vi)	to institute proceedings in any court of competent jurisdiction for sale or foreclosure of the Secured Property;

(vii)	to file proofs of claim and other documents to establish claims in any proceeding relating to the Corporation or any Subsidiary Guarantor;

(viii)	to undertake any other remedy or proceeding authorized or permitted under the Personal Property Security Act (Alberta) or otherwise by law or equity;

(ix)	to pay or otherwise satisfy in whole or in part any Encumbrances which, in the Lender’s opinion, may rank in priority to the security hereof;

(x)

after entry by its officers or agents or without entry, to sell, lease or otherwise dispose in any way whatsoever of all or any part of the Secured Property either en bloc or separately at public auction or by tender or by private agreement and at such time or times and on such terms and conditions as the Lender in its absolute discretion may determine and without any notice to or concurrence of the Corporation or any Subsidiary Guarantor except as may be required by applicable law; and

(xi)

by instrument in writing, to appoint any Person or Persons (whether an officer or officers of the Lender or not) as a Receiver (as defined herein to include a receiver and manager) of the Secured Property and to remove any Receiver so appointed and appoint another or others in its stead.

(b)

The security interest granted pursuant to this Debenture may be realized and the rights enforced by any remedy or in any manner permitted by this Debenture or by law or equity and no remedy for the realization of the security hereof shall be exclusive of or dependent upon any other remedy and all or any remedies may from time to time be exercised independently or in any combination.

(c)	In addition to the remedies of the Lender set forth above, the Lender may, whenever an Event of Default has occurred:

(i)

carry on all or any part of the business or businesses of the Corporation and the Subsidiary Guarantors and, to the exclusion of all others including the Corporation and Subsidiary Guarantors, enter upon, occupy and use all or any of the premises, buildings, plant, undertaking and other property of or used by the Corporation and any Subsidiary Guarantor for such time as the Lender sees fit, free of charge, and the Lender shall not be liable to the Corporation or any Subsidiary Guarantor for any act, omission or negligence in so doing or for any rent, charges, depreciation or damages incurred in connection therewith or resulting therefrom;

(ii)

borrow for the purpose of carrying on the business of the Corporation and any Subsidiary Guarantor or for the maintenance, preservation or protection of the Secured Property and mortgage, charge, pledge or grant a security interest in the Secured Property, whether or not in priority to the Security Documents, to secure repayment;

(iii)	make further advances to the Corporation, in any case upon such terms as the Lender may deem reasonable and upon the security hereof; and

(iv)

demand, commence. continue or defend any judicial or administrative proceedings for the purpose of protecting, seizing, collecting, realizing or obtaining possession or payment of the Secured Property, and give valid and effectual receipts and discharges therefor and compromise or give time for the payment or performance of all or any part of the accounts or any other obligation of any third party to the Corporation and any Subsidiary Guarantor.

7.4	Disposition

(a)	Without limiting the generality of the foregoing in connection with the exercise of remedies under this ARTICLE 7, it shall be lawful for the Lender:

(i)

to make any sale, lease or other disposition of the Secured Property either for cash or upon credit or partly for one and partly for the other upon such conditions as to terms of payment as it in its absolute discretion may deem proper;

(ii)

to rescind or vary any contract for sale, lease or other disposition that the Lender may have entered into pursuant hereto and resell, release or redispose of the Secured Property with or under any of the powers conferred herein; and

(iii)	to stop, suspend or adjourn any sale, lease or other disposition from time to time and to hold the same adjourned without further notice.

(b)

Upon any such sale, lease or other disposition the Lender shall be accountable only for money actually received by it. The Corporation shall be accountable for any deficiency and the Lender shall be accountable for any surplus. The Lender may deliver to the purchaser or purchasers of the Secured Property or any part thereof good and sufficient conveyances or deeds for the same free and clear of any claim by the Corporation or any Subsidiary Guarantor. The purchaser or lessee receiving any disposition of the Secured Property or any part thereof need not inquire whether default under this Debenture has actually occurred but may as to this and all other matters rely upon a statutory declaration of an officer of the Lender, which declaration shall be conclusive evidence as between the Corporation or Subsidiary Guarantor and any such purchaser or lessee, and the purchaser or lessee need not look to the application of the purchase money, rent or other consideration given upon such sale, lease or other disposition, which shall not be affected by any irregularity of any nature or kind relating to the crystallizing or enforcing of the security hereof or the taking of possession of the Secured Property or the sale, lease or other disposition thereof

7.5	Powers of Receiver

Any Receiver appointed pursuant to the Security Documents shall have the power without legal process:

(a)	to take possession of the Secured Property or any part thereof wherever the same may be found;

(b)	to carry on the business of the Corporation or Subsidiary Guarantor or any part thereof in the name of the Corporation, a Subsidiary Guarantor or of the Receiver; and

(c)	to exercise on behalf of the Lender all of the rights and remedies herein granted to the Lender,

and without in any way limiting the foregoing the Receiver shall have all the powers of a receiver appointed by a court of competent jurisdiction. Any Receiver appointed by the Lender shall act as agent for the Lender for the purposes of taking possession of the Secured Property, but otherwise and for all other purposes (except as provided below), as agent for the Corporation or any Subsidiary Guarantor. The Receiver may sell, lease, or otherwise dispose of Secured Property as agent for the Corporation, Subsidiary Guarantors or as agent for the Lender, as the Lender may determine in its discretion. The Corporation and each Subsidiary Guarantor agrees to ratify and confirm all actions of the Receiver acting as agent for the Corporation and any Subsidiary Guarantor, and to release and indemnify the Receiver in respect of all such actions. The Lender, in appointing or refraining from appointing any Receiver shall not incur liability to the Receiver, the Corporation, a Subsidiary Guarantor or otherwise and shall not be responsible for any misconduct or negligence of such Receiver or for any loss resulting therefrom.

7.6	Application of Amounts

All amounts actually received by the Lender or by the Receiver in enforcing the security of this Debenture shall be applied, subject to the proper claims of any other Person:

(a)	first, to pay or reimburse the Lender and any Receiver the costs, charges, expenses and advances payable by the Corporation or any Subsidiary Guarantor in accordance herewith;

(b)	second, in or toward the payment to the Lender of all other moneys owing hereunder or secured hereby in such order as the Lender in its sole discretion may determine; and

(c)	third, any surplus shall be paid to the Corporation or Subsidiary Guarantor or its assigns or as a court of competent jurisdiction may direct.

7.7	Care and Custody of Secured Property

The Lender may after an Event of Default: (i) notify any Person obligated on an account or on chattel paper or any obligor on an instrument to make payment thereunder to the Lender whether or not the Corporation or a Subsidiary Guarantor was theretofore making collections thereon; and (ii) assume control of any proceeds arising from the Secured Property.

7.8	Dealing with the Secured Property

The Lender shall not be obliged to exhaust its recourse against the Corporation, the Subsidiary Guarantors or any other person or persons or against any other security it may hold in respect of the Obligations before realizing upon or otherwise dealing with the Secured Property in such manner as the Lender may consider desirable. The Lender may grant extensions or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Corporation, any Subsidiary Guarantor and with other parties, sureties or securities as the Lender may see fit without prejudice to the Obligations or the rights of the Lender in respect of the Secured Property. The Lender shall not be (i) liable or accountable for any failure to collect, realize or obtain payment in respect of the Secured Property; (ii) bound to institute proceedings for the purpose of collecting, enforcing, realizing or obtaining payment of the Secured Property or for the purpose of preserving any rights of the Lender, the Corporation, any Subsidiary Guarantor or any other parties in respect thereof; (iii) responsible for any loss occasioned by any sale or other dealing with the Secured Property or by the retention of or failure to sell or otherwise deal therewith; or (iv) bound to protect the Secured Property from depreciating in value or becoming worthless.

7.9	Standards of Sale

Without prejudice to the ability of the Lender to dispose of the Secured Property in any manner which is commercially reasonable, the Corporation and each Subsidiary Guarantor acknowledges that a disposition of Secured Property by the Lender which takes place substantially in accordance with the following provisions shall be deemed to be commercially reasonable:

(a)	Secured Property may be disposed of in whole or in part.

(b)	Secured Property may be disposed of by public auction, public tender or private contract, with or without advertising and without any other formality.

(c)	Any purchaser or lessee of such Secured Property may be a customer of the Lender.

(d)	A disposition of Secured Property may be on such terms and conditions as to credit or otherwise as the Lender, in its sole discretion, may deem advantageous.

(e)	The Lender may establish an upset or reserve bid or price in respect of Secured Property.

ARTICLE 8

GENERAL

8.1	Waiver

No act or omission by the Lender in any manner whatever shall extend to or be taken to affect any provision hereof or any subsequent breach or default or the rights resulting therefrom save only express waiver in writing. A waiver of default shall not extend to, or be taken in any manner whatsoever to affect the rights of the Lender with respect to, any subsequent default, whether similar or not.

8.2	Other Security

The rights of the Lender hereunder shall not be prejudiced nor shall the liabilities of the Corporation, Guarantors or of any other Person be reduced in any way by the taking of any other security of any nature or kind whatsoever either at the time of execution of this Debenture or at any time hereafter.

8.3	No Merger or Novation

Neither the taking of any judgment nor the exercise of any power of seizure or sale shall operate to extinguish the liability of the Corporation to pay the moneys hereby secured nor shall the same operate as a merger of any covenant herein contained or of any other Obligation, nor shall the acceptance of any payment or other security constitute or create any novation.

8.4	Power of Attorney

The Corporation and each Subsidiary Guarantor, for valuable consideration for and after the occurrence of an Event of Default, irrevocably appoints the Lender and its officers from time to time or any of them to be the attorneys of the Corporation and each Subsidiary Guarantor in the name of and on behalf of the Corporation and each Subsidiary Guarantor to execute such deeds, transfers, conveyances, assignments, assurances and things and generally to use the name of the Corporation and each Subsidiary Guarantor as may be necessary or incidental to the exercise of all or any of the powers hereby conferred on the Lender. The Parent agrees not to take any action or engage in inaction which would restrict or interfere with the Lender exercising the powers hereby conferred on the Lender.

8.5	Licence

The Corporation hereby grants to the Lender and its employees and agents an irrevocable and non-exclusive licence, subject to the rights of tenants, to enter any of the Premises to conduct audits, testing and monitoring with respect to Hazardous Substances and to remove and analyze any Hazardous Substance at the cost and expense of the Corporation (which cost and expense shall be secured hereby).

8.6	Environmental Indemnity

The Corporation and each Subsidiary Guarantor shall indemnify the Lender and hold the Lender harmless against and from all losses, costs, damages and expenses which the Lender may sustain, incur or be or become liable at any time whatsoever for by reason of or arising from the past, present or future existence, clean—up, removal or disposal of any Hazardous Substance referred to in this Debenture or compliance with Environmental Laws or Environmental Orders relating thereto, including any clean—up, decommissioning, restoration or remediation of the Premises and other affected lands or property (and this indemnification shall survive the termination of this Debenture and satisfaction, release or extinguishment of the indebtedness secured hereby).

8.7	Holder May Remedy Default

If the Corporation or any Subsidiary Guarantor fails to do anything hereby required to be done by it the Lender may, but shall not be obliged to, do such thing and all reasonable sums thereby expended by the Lender shall be payable forthwith by the Corporation or any Subsidiary Guarantor, shall be secured hereby and shall have the benefit of the Encumbrances hereby created, but no such performance by the Lender shall be deemed to relieve the Corporation or any Guarantor from any default hereunder.

8.8	Notices

Any notice, direction, request, delivery or other communication to be given under this Debenture shall be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(a)	to the Lender at:

[***]

Attention:	Director, Corporate Finance
E-Mail:	[***]

With a copy to each of:

[***]

Attention:	Director, Corporate Finance
E-Mail:	[***]

Cassels Brock LLP

2100 Scotia Plaza

40 Kings Street West

Toronto, ON M5H 3C2

Attention:	[***]
E-Mail:	[***]

[***]

Attention:	[***]
E-Mail:	[***]

Dickinson Wright LLP

Commerce Court West

199 Bay Street, Suite 2200

Toronto, ON M5L 1G4

Attention:	[***]
E-Mail:	[***]

(b)	to the Corporation and the Guarantors at:

[***]

Attention:	Chief Financial Officer
E-Mail:	[***]

Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission. Either party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at its changed address

8.9	Invalidity of any Provisions

Any provision of this Debenture or any provisions of the security contemplated hereunder which is prohibited by the laws of any jurisdiction shall, i s to such jurisdiction, be ineffective to the extent of such prohibition without invalidating the remaining terms and provisions hereof or thereof and no such invalidity shall affect the obligation of the Corporation to repay the Obligations.

8.10	Indemnification

The Corporation agrees to indemnify the Lender from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (except by reason of the gross negligence or wilful misconduct of the Lender or any of its employees) which may be imposed on, incurred by, or asserted against the Lender and arising by reason of any action (including any action referred to herein) or inaction or omission to do an act legally required of the Corporation or a Guarantor (and this indemnification shall survive the termination of this Debenture and the satisfaction, release or extinguishment of the indebtedness secured hereby).

8.11	Successors, Assigns and Participation, etc.

Neither the Corporation nor the Lender shall assign or transfer all or any part of its rights or obligations hereunder or under any other Instrument to which it is a party without the prior written consent of the other party.

8.12	Expenses

All reasonable legal and accounting expenses incurred by the Lender and the Corporation and its shareholders and employees, in connection with the transactions contemplated herein shall be paid by the Corporation.

8.13	Amendments

This Debenture may only be amended by a written agreement signed by each of the parties hereto.

8.14	Counterparts

This Debenture may be executed in separate counterparts (including by facsimile), each of which when so executed and delivered shall be deemed to be an original and all of such counterparts shall together constitute one and the same instrument. Any party may execute this Debenture by facsimile signature.

8.15	Paramountcy

If there is any inconsistency between the terms of this Debenture and the terms of any other Instrument, the terms of this Debenture will prevail. If and as required, the parties agree that the inconsistent terms will be interpreted as conformed to the terms of this Debenture. Specifically the only default under each Instrument will be the Events of Default pursuant to this Debenture and the Obligations secured will be limited to the Obligations as defined in this Debenture.

THE REMAINDER OF THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK

IN WITNESS WHEREOF the parties have executed this Amended and Restated Debenture (fifth amendment).

LENDER:

2657408 ONTARIO INC.

By:	/s/ [***]
Authorized Signing Officer

In witness whereof the parties have executed this Amended and Restated Debenture (fifth amendment).

CORPORATION and GUARANTORS

ZENABIS INVESTMENTS LTD.

By:	/s/ [***]
Authorized Signing Officer

ZENABIS REAL ESTATE HOLDINGS LTD.

By:	/s/ [***]
Authorized Signing Officer

ZENABIS IP HOLDINGS LTD.

By:	/s/ [***]
Authorized Signing Officer

ZENABIS RETAIL HOLDINGS LTD.

By:	/s/ [***]
Authorized Signing Officer

ZENABIS OPERATIONS LTD.

By:	/s/ [***]
Authorized Signing Officer

ZENABIS ANNACIS LTD.

By:	/s/ [***]
Authorized Signing Officer

AMENDED AND RESTATED DEBENTURE (fifth amendment)

ZENABIS ATHOLVILLE LTD.

By:	/s/ [***]
Authorized Signing Officer

ZENABIS STELLARTON LTD.

By:	/s/ [***]
Authorized Signing Officer

ZENABIS HOUSING LTD.

By:	/s/ [***]
Authorized Signing Officer

ZENABIS LTD.

By:	/s/ [***]
Authorized Signing Officer

AMENDED AND RESTATED DEBENTURE (fifth amendment)

VIDA CANNABIS (CANADA) LTD.

By:	[***]
Authorized Signing Officer

ZENABIS HEMP COMPANY LTD.

By:	[***]
Authorized Signing Officer

ZENABIS VENTURES INC.

By:	[***]
Authorized Signing Officer

ZEN CRAFT GROW LTD.

By:	[***]
Authorized Signing Officer

AMENDED AND RESTATED DEBENTURE (fifth amendment)

ZENABIS GLOBAL INC.

By:	/S/ [***]
Authorized Signing Officer

AMENDED AND RESTATED DEBENTURE (fifth amendment)

Schedule 5.1

BOARD OBSERVER

5.1 To the extent that the Lender is entitled to have a Board Observer present at the meetings of the Board or any committees of the Board (collectively, “Board Meetings”), the provisions of this policy will apply.

5.2 The Board Observer shall be entitled to receive notice of and to attend (in person or by telephone, video conference or other means) each Board Meeting whether such Board Meeting is held in person, by telephone, video conference or any other means.

5.3 The Board Observer shall have the right to take part in discussions and deliberations of matters brought before the Board except those that directly relate to the rights and relationship of the Corporation with the Lender and/or its Affiliates. As to any such discussion the intent to discuss will be disclosed to the Board Observer and they will be directed to excuse themselves from the discussion.

5.4 The Board Observer shall not be entitled to vote on any matters brought before the Board or any committee of the Board.

5.5 The Corporation shall, in advance of each Board Meeting, send to the Board Observer all notices consents, minutes, documents and other information and materials that it sends to members of the Board for purposes of the applicable Board Meeting, in their capacities of such (collectively, the “Board Materials”), at substantially the same time and in substantially the same manner (or as close as may be reasonably practicable thereto) as the Corporation sends the Board Materials to members of the Board. Notwithstanding the foregoing, in no event shall the failure to provide the Board Materials as described above in any way invalidate any action taken at a Board Meeting. No materials will be provided to the Board Observer that deal with the rights and relationship of the Corporation with the Lender and/or its Affiliates.

5.6 The Corporation shall deliver to the Board Observer copies of any written consent resolutions proposed to be adopted by the Board or any committee of the Board, at the same time as such written consent resolutions are circulated to members of the Board or any committee of the Board for signature, and shall advise the Board Observer as to the approval of such written consent resolutions.

5.7 The Board Observer shall not be entitled to any remuneration for acting in such capacity; provided, however that all reasonable expenses of the Board Observer shall be borne by the Corporation, to the same extent that such expenses are borne by the Corporation for members of the Board. For greater certainty, the Corporation shall have no obligation to pay directors fees or similar compensation or issue any options or other securities convertible into shares of the Corporation to the Board Observer in the Board Observer’s capacity as such.

5.8 The Board Observer must acknowledge that as a result of attending Board Meetings and receiving the Board Materials, the Board Observer will have access to confidential information of the Corporation, the disclosure of which could be detrimental to the interests of the Corporation. The Board Observer must: (i) hold all Board Materials and all other information in respect of the Corporation provided to him or her or learned by him or her in his/her capacity as Board Observer (including materials prepared by the Board Observer utilizing Board Materials or such other information) in strict confidence; (ii) not disclose, directly or indirectly, any such information to any person, except as permitted by this Debenture; (iii) comply with all applicable securities laws that may prohibit a Person who has material, non-public information in respect of the Corporation or any other information provided to him or her or learned by him or her in his/her capacity as Board Observer from trading in securities of the Corporation or any other entity to which such information relates; and (iv) comply with all trading restrictions or black-out periods imposed by the Board. The Board Observer shall be entitled to disclose all such information (or any portion thereof) to the Lender and each participant, their directors, officers, employees, representatives, agents, lawyers, consultants, financial and other advisors (collectively, the

“Representatives”) provided that each shall be required to treat the information as confidential in a manner consistent with this Debenture and the Lender will be liable for any loss or damage resulting from a failure to do so. This confidentiality provision will survive the termination of this Debenture.

5.9 The confidentiality obligations hereof shall not apply to information that: (i) was in the public domain at the time of its communication or disclosure or thereafter becomes part of the public domain through no fault of the Manager, its Affiliates or their Representatives, as applicable; (ii) was in the possession of the Lender, its participants and their Affiliates or their Representatives, as applicable, at the time of its communication or disclosure and was not acquired from the Corporation; (iii) was received from a third party without an obligation of confidentiality, provided there is no reason to believe such third party was under an obligation of confidentiality with respect to the information; or (iv) is required by law or an order of a court of competent jurisdiction to be disclosed.